UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
[redacted] 1-654
P.E 12.20.0

03006613

January 28, 2003

Glen P. Zarin
Counsel
Loews Corporation
667 Madison Avenue
New York, NY 10021-8087

Act	1934
Section	
Rule	14A-8
Public Availability	1-28-2003

Re: Loews Corporation
Incoming letter dated December 20, 2002

Dear Mr. Zarin:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Loews by Donald L. Phillips. We also have received a letter from the proponent dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, FL 32233

Glenn P. Zarin
Counsel

LOEWS CORPORATION

December 20, 2002

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Loews Corporation
Omission of Shareholder Proposal of Donald L. Phillips

Ladies and Gentlemen:

Loews Corporation, a Delaware corporation (the "Company") is filing this letter with the Securities and Exchange Commission (the "Commission") pursuant to Rules 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On May 3, 2002, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") from Donald L. Phillips (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2003 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal and the Supporting Statement is attached hereto as Exhibit A.

The Proposal addresses the method and selection of the Company's independent auditors, a matter repeatedly found by the Staff of the Commission to be within a company's ordinary business operations and, therefore, not the proper subject of a shareholder proposal pursuant to Rule 14a-8(i)(7). As a result, and as set forth below, the Company believes, that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(j).

The Company therefore respectfully requests confirmation that the Staff of the Commission will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), the Company is submitting six (6) copies of this letter, and the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent.

A. The Proposal.

The Proposal requests that the Company's Board of Directors "require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm," and that should such number of consecutive years of service exceed five, the "Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period." See Exhibit A. In the Supporting Statement, the Proponent declares that such an approach would not only "furnish the firm and it's Board of

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-935-6801 e-mail: gzarin@loews.com

Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner." See id.

B. Basis for Omission Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's ordinary business operations.

As provided by Delaware law, the Board of Directors of the Company manages the business and affairs of the Company. Accordingly, the present charter of the Board's Audit Committee provides that the Board and Audit Committee will have "the ultimate authority to select, evaluate and, where appropriate, replace the independent auditors (or nominate the independent auditors to be proposed for shareholder approval in any proxy statements)." The Board, in the exercise of these powers, nominates the Company's independent auditors for approval by the Company's shareholders following a recommendation from the Audit Committee, on an annual basis.

Congress, with the enactment of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), has directed the Commission to promulgate rules under which issuers listed on a national securities exchange, such as the Company, will be required to provide that the "audit committee ... in its capacity as a committee of the board of directors, shall be directly responsible for the appointment ... of any registered public accounting firm employed by the issuer ... for the purposes of preparing or issuing an audit report..." See the Sarbanes-Oxley Act, Sec. 301. In addition, the Sarbanes-Oxley Act requires the Comptroller General of the United States to conduct a study and review of the potential effects of requiring the mandatory rotation of audit firms. See the Sarbanes-Oxley Act, Sec. 207. Neither provision, however, alters the conclusion that the selection of auditors is part of the Company's ordinary business operations.

Thus, the Staff has consistently recognized that shareholder proposals addressing the method of selection of audit firms are excludable under Rule 14a-8(i)(7) as matters relating to a company's ordinary business operations. Most recently, in a letter dated December 6, 2002, *WGL Holdings Inc.*, the Staff confirmed that this position, a position consistently held for over 20 years, remains unchanged. That proposal would have required WGL Holding, Inc. to change its outside audit firm at least every five years. No-action letters reaching the same conclusion over the past 20 years include *ConAgra Foods, Inc. (June 14, 2002) (proposal requested that the auditors be changed every four years); American Financial Group Inc., (April 4, 2002) (proposal requested that the auditors be changed every four years); Transamerica Corporation (March 8, 1996) (proposal requested that the auditors be changed every four years); General Electric Company (December 18, 1995) (proposal requested that the auditors be changed every four years); Texaco Inc. (August 23, 1993) (proposal requested that the auditors be changed every three to five years); Southern New England Telecommunications Company (February 11, 1991) (proposal involved limiting the service of the company's independent audit firm to not more than four consecutive years and not more than six years in any ten consecutive years); Monsanto Company (January 17, 1989) (proposal, in part, to limit auditors to five year terms); ITT Corporation (January 22, 1986) (proposal, in part, that would require the rotation of the company's independent auditors at least every five years); Mobil Corporation (January 3, 1986)*

(proposal, in part, that would require the rotation of the company's independent auditors at least every five years); Ohio Edison Company (December 30, 1985) (proposal, in part, that would require the rotation of the company's independent auditors at least every seven years); and Firestone Tire & Rubber Company (November 25, 1980) (proposal recommending the board of directors consider the practice of rotating the company's outside auditors). The Staff also recently has permitted exclusion of shareholder proposals on a similar issue in the no-action letters issued to *Fleetwood Enterprises, Inc.* (April 24, 2002) and *SONICblue Incorporated* (March 23, 2001). Those letters concerned a proposal that shareholders, rather than the board of directors, select auditors. The Staff agreed that these proposals could be excluded on the basis that the appointment of auditors was an ordinary business matter under Rule 14a-8(i)(7).

The Company recognizes that, unlike the proposal addressed in the WGL Holdings, Inc. letter referenced above, the Proponent is requesting a report addressing the Audit Committee's deliberations in choosing an audit firm, rather than seeking to mandate a change of the Company's audit firm every five years. However, the Staff has specifically addressed this issue and consistently permitted the exclusion of proposals that require a special report on a particular aspect of the conduct of a company's ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to those business operations. In Exchange Act Release No. 34-20091 (August 23, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) (now Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations stating:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. <u>Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).</u>" (emphasis added)

The fact that the Proposal would require that the Audit Committee provide "clear justification" for its actions in relation to the selection of an audit firm is another example of how this Proposal, if adopted, would interfere in the conduct of the ordinary business operations of the Company. There is no basis in Delaware law or, for that matter, in the Sarbanes-Oxley Act, for audit committees or boards of directors, generally, to meet any such requirement.

The Proposal addresses the selection and the method of selecting the Company's independent auditors, which relates to the Company's ordinary business operations. The Company believes, therefore, that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

C. <u>Conclusion</u>.

For the reasons set forth above, the Company respectfully requests that the Staff concur in its view that it may exclude the Proposal from the Company's Proxy Materials under Rule

14a-8(i)(7). In order to meet the Company's timetable for preparing its Proxy Materials and distributing responses to shareholder proposals in a timely manner pursuant to the rules of the Commission, the Company would appreciate your response to this request by February 15, 2003. Should you require additional information, please do not hesitate to contact the undersigned at (212) 521-2936. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Glenn P. Zarin

Enc.
cc: Mr. Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, Florida 32233

Exhibit A

"Resolved the Shareholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.

"Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and its Board of Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner."

April 28, 2002

LOEWS Corporation
ATTN: Barry Hirsch, Corporate Secratary
667 Madison Avenue
New York, NY 10021-8087

Dear Mr. Hirsch:

Subject to your evaluation, this letter forwards a Shareholder Proposal for consideration in the next annual meeting of shareholders. In the event I may have interpreted the procedures for including a shareholder's recommendation incorrectly I hope you will provide me with proper guidance.

Sincerely,

Donald L. Phillips

Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, FL 32233
Phone: (904) 246-1986
E-Mail: papadonp@wans.net

RECEIVED

MAY 03 2002

BARRY HIRSCH

Shareholder Donald L. Phillips, 1566 Park Terrace West, Atlantic Beach, FL 32233, requests the following item be considered in the next annual meeting of shareholders:

Resolved the Shareholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.

Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and it's Board of Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

December 30, 2002

Office of Chief Counsel
Division of Corporation Finance
Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Loews Corporation
<u>Omission of Shareholder Proposal of Donald L. Phillips</u>

Reference Loews Corporation letter dated December 20, 2002, copy attached, regarding the above. This letter asks that you disallow Loews to omit from its proxy materials the following resolution and supporting statement (the "Proposal") received from shareholder Donald L. Phillips:

> Resolved the Stockholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In event the recommended audit firm has performed audit services to the company in excess of five consecutive years, the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.
>
> Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and its Board of Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

As the proponent of this proposal, it is important for the Security and Exchange Commission to understand that the motivation for this proposal is a result of the current wave of shareholder mistrust of the integrity and performance of some well known audit firms and their close and long-standing relationship with the management of the businesses they audit. Had the above proposal been a part of the business system of these firms, it is believed the possibility of the illegal and/or unprofessional actions of the audit firm and management activity of the businesses they audit would have been eliminated or greatly reduced and shareholders would have greater assurance and confidence that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

It is extremely important for the SEC to clearly understand that the submission of this proposal is not, REPEAT NOT, meant to reflect criticism on current Loews management, the Board of Directors, the Audit Committee nor, the integrity of the audit firm recommended by the committee. It is also important for the SEC to recognize that the

proposal does not prevent Loews from using the same audit firm for an extended period of time. It only asks Loews and the Audit Committee to include in their report to shareholders the number of consecutive years of audit service to the company performed by the recommended firm and, in the event the recommended audit firm has performed audit services to the company in excess of five consecutive years, provide a clear justification for the retention of the same audit firm for such an extended period.

Loews cites Rule 14a-8(i)(7) as the basis for omission of the proposal. Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's ordinary business operations.

As the proponent of the proposal I do not propose to evaluate the vague and questionable rationale of Loews' arguments, as presented in the above rule. This evaluation will be left to the SEC. If the SEC's decision is to allow the exclusion of this proposal, hopefully they will consider the issuance of clear and strong requirements and/or guidelines to all businesses which will serve to assure shareholders that the "company's ordinary business operations" are legal, ethical, and consistent with basic business principles.

Finally, although I regret Loews' reluctance to allow shareholders to express their opinion on this proposal, I again emphasize that the submission of this proposal is not meant to reflect criticism on current Loews management, the Board of Directors, the Audit Committee nor, the integrity of the audit firm recommended by the committee.

Sincerely,

Donald L. Phillips

Donald L. Phillips
Loews Shareholder
1566 Park Terrace West
Atlantic Beach, FL 32233

Phone: (904) 246-1986

Enclosure: s letter dated December 20, 2002

cf/wo enclosure: Glenn P. Zarin, Counsel, Loews Corporation

Glenn P. Zarin
Counsel

LOEWS CORPORATION

December 20, 2002

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Loews Corporation
Omission of Shareholder Proposal of Donald L. Phillips

Ladies and Gentlemen:

Loews Corporation, a Delaware corporation (the "Company") is filing this letter with the Securities and Exchange Commission (the "Commission") pursuant to Rules 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On May 3, 2002, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") from Donald L. Phillips (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2003 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal and the Supporting Statement is attached hereto as Exhibit A.

The Proposal addresses the method and selection of the Company's independent auditors, a matter repeatedly found by the Staff of the Commission to be within a company's ordinary business operations and, therefore, not the proper subject of a shareholder proposal pursuant to Rule 14a-8(i)(7). As a result, and as set forth below, the Company believes, that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(j).

The Company therefore respectfully requests confirmation that the Staff of the Commission will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), the Company is submitting six (6) copies of this letter, and the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent.

A. The Proposal.

The Proposal requests that the Company's Board of Directors "require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm," and that should such number of consecutive years of service exceed five, the "Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period." See Exhibit A. In the Supporting Statement, the Proponent declares that such an approach would not only "furnish the firm and it's Board of

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-935-6801 e-mail: gzarin@loews.com

Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner." See id.

B. Basis for Omission Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's ordinary business operations.

As provided by Delaware law, the Board of Directors of the Company manages the business and affairs of the Company. Accordingly, the present charter of the Board's Audit Committee provides that the Board and Audit Committee will have "the ultimate authority to select, evaluate and, where appropriate, replace the independent auditors (or nominate the independent auditors to be proposed for shareholder approval in any proxy statements)." The Board, in the exercise of these powers, nominates the Company's independent auditors for approval by the Company's shareholders following a recommendation from the Audit Committee, on an annual basis.

Congress, with the enactment of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), has directed the Commission to promulgate rules under which issuers listed on a national securities exchange, such as the Company, will be required to provide that the "audit committee ... in its capacity as a committee of the board of directors, shall be directly responsible for the appointment ... of any registered public accounting firm employed by the issuer ... for the purposes of preparing or issuing an audit report..." See the Sarbanes-Oxley Act, Sec. 301. In addition, the Sarbanes-Oxley Act requires the Comptroller General of the United States to conduct a study and review of the potential effects of requiring the mandatory rotation of audit firms. See the Sarbanes-Oxley Act, Sec. 207. Neither provision, however, alters the conclusion that the selection of auditors is part of the Company's ordinary business operations.

Thus, the Staff has consistently recognized that shareholder proposals addressing the method of selection of audit firms are excludable under Rule 14a-8(i)(7) as matters relating to a company's ordinary business operations. Most recently, in a letter dated December 6, 2002, *WGL Holdings Inc.*, the Staff confirmed that this position, a position consistently held for over 20 years, remains unchanged. That proposal would have required WGL Holding, Inc. to change its outside audit firm at least every five years. No-action letters reaching the same conclusion over the past 20 years include *ConAgra Foods, Inc. (June 14, 2002) (proposal requested that the auditors be changed every four years); American Financial Group Inc., (April 4, 2002) (proposal requested that the auditors be changed every four years); Transamerica Corporation (March 8, 1996) (proposal requested that the auditors be changed every four years); General Electric Company (December 18, 1995) (proposal requested that the auditors be changed every four years); Texaco Inc. (August 23, 1993) (proposal requested that the auditors be changed every three to five years); Southern New England Telecommunications Company (February 11, 1991) (proposal involved limiting the service of the company's independent audit firm to not more than four consecutive years and not more than six years in any ten consecutive years); Monsanto Company (January 17, 1989) (proposal, in part, to limit auditors to five year terms); ITT Corporation (January 22, 1986) (proposal, in part, that would require the rotation of the company's independent auditors at least every five years); Mobil Corporation (January 3, 1986)*

(proposal, in part, that would require the rotation of the company's independent auditors at least every five years); Ohio Edison Company (December 30, 1985) (proposal, in part, that would require the rotation of the company's independent auditors at least every seven years); and Firestone Tire & Rubber Company (November 25, 1980) (proposal recommending the board of directors consider the practice of rotating the company's outside auditors). The Staff also recently has permitted exclusion of shareholder proposals on a similar issue in the no-action letters issued to *Fleetwood Enterprises, Inc.* (April 24, 2002) and *SONICblue Incorporated* (March 23, 2001). Those letters concerned a proposal that shareholders, rather than the board of directors, select auditors. The Staff agreed that these proposals could be excluded on the basis that the appointment of auditors was an ordinary business matter under Rule 14a-8(i)(7).

The Company recognizes that, unlike the proposal addressed in the WGL Holdings, Inc. letter referenced above, the Proponent is requesting a report addressing the Audit Committee's deliberations in choosing an audit firm, rather than seeking to mandate a change of the Company's audit firm every five years. However, the Staff has specifically addressed this issue and consistently permitted the exclusion of proposals that require a special report on a particular aspect of the conduct of a company's ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to those business operations. In Exchange Act Release No. 34-20091 (August 23, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) (now Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations stating:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." (emphasis added)

The fact that the Proposal would require that the Audit Committee provide "clear justification" for its actions in relation to the selection of an audit firm is another example of how this Proposal, if adopted, would interfere in the conduct of the ordinary business operations of the Company. There is no basis in Delaware law or, for that matter, in the Sarbanes-Oxley Act, for audit committees or boards of directors, generally, to meet any such requirement.

The Proposal addresses the selection and the method of selecting the Company's independent auditors, which relates to the Company's ordinary business operations. The Company believes, therefore, that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

C. Conclusion.

For the reasons set forth above, the Company respectfully requests that the Staff concur in its view that it may exclude the Proposal from the Company's Proxy Materials under Rule

14a-8(i)(7). In order to meet the Company's timetable for preparing its Proxy Materials and distributing responses to shareholder proposals in a timely manner pursuant to the rules of the Commission, the Company would appreciate your response to this request by February 15, 2003. Should you require additional information, please do not hesitate to contact the undersigned at (212) 521-2936. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Glenn P. Zarin

Enc.
cc: Mr. Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, Florida 32233

Exhibit A

"Resolved the Shareholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.

"Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and its Board of Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner."

April 28, 2002

LOEWS Corporation
ATTN: Barry Hirsch, Corporate Secratary
667 Madison Avenue
New York, NY 10021-8087

Dear Mr. Hirsch:

Subject to your evaluation, this letter forwards a Shareholder Proposal for consideration in the next annual meeting of shareholders. In the event I may have interpreted the procedures for including a shareholder's recommendation incorrectly I hope you will provide me with proper guidance.

Sincerely,

Donald L. Phillips

Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, FL 32233
Phone: (904) 246-1986
E-Mail: papadonp@wans.net

RECEIVED

MAY 0 3 2002

BARRY HIRSCH

Shareholder Donald L. Phillips, 1566 Park Terrace West, Atlantic Beach, FL 32233, requests the following item be considered in the next annual meeting of shareholders:

Resolved the Shareholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.

Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and it's Board of Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

cf. SEC complaint center

May 13, 2002

RECEIVED

JUN 4 2002

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Loews Corporation
ATTN: Glenn P. Zarin
667 Madison Avenue
New York, NY 10021-8087

Re: Shareholder Proposal for the Loews Corporation (the "Company") 2003 Annual Meeting of Shareholders

Dear Mr. Zarin:

Thank you for your letter identifying conditions according to Rule 14a-8(b) under the Securities Exchange Act of 1934 to satisfy the eligibility to submit a shareholder proposal.

Effective 6 June 2002 I will have held at least $2,000 in market value of the Company's voting stock and I presently intend to hold these securities through the date of the above referenced meeting.

Should you decide to exclude my proposal because it was submitted prior to being held for at least one year, I presume you will notify me that it will be necessary for me to resubmit the proposal. I continue to believe it merits consideration by of the Board of Directors and the shareholders.

A copy of this letter and associated correspondence is being forwarded to the Security and Exchange Commission for their information and to suggest that perhaps they re-evaluate some of the limitations of Rule 14a-8(b) under the Securities Exchange Act of 1934.

Sincerely,

Donald L. Phillips

Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, FL 32233
Phone: (904) 246-1986
E-Mail: papadonp@wans.net

CF w/attachments: SEC Complaint Center
450 Fifth Street, NW
Washington, D.C. 20549-0213

Glenn P. Zarin
Counsel

LOEWS CORPORATION

May 10, 2002

VIA CERTIFIED MAIL -
RETURN RECEIPT REQUESTED

Mr. Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, Florida 32233

Re: Shareholder Proposal for the Loews Corporation (the "Company")
2003 Annual Meeting of Shareholders

Dear Mr. Phillips:

Thank you for your interest in our Company. As discussed, we are in receipt of your letter of April 28, 2002 submitting a shareholder proposal for inclusion in the Company's proxy statement to be circulated in connection with its 2003 Annual Meeting of Shareholders. Rule 14a-8(b) under the Securities Exchange Act of 1934 requires that in order to be eligibie to submit a proposal, you must satisfy the conditions described below.

(1) You must have continuously held at least $2,000 in market value, or 1% of the Company's voting stock, for at least one year prior to the date you submitted your proposal. If you are not the registered holder of your shares of the Company, your proposal must be accompanied by a written statement from the record holder verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year. We have not been provided with this statement.

(2) Your proposal must be accompanied by your own written statement that you intend to continue to hold the securities through the date of the referenced meeting of shareholders. We have not been provided with this statement.

If you fail to remedy any of these deficiencies with an appropriate response postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification, your proposal may be excluded from the Company's proxy statement.

Very truly yours,

Glenn P. Zarin

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-935-6801 e-mail: gzarin@loews.com

April 28, 2002

LOEWS Corporation
ATTN: Barry Hirsch, Corporate Secratary
667 Madison Avenue
New York, NY 10021-8087

Dear Mr. Hirsch:

Subject to your evaluation, this letter forwards a Shareholder Proposal for consideration in the next annual meeting of shareholders. In the event I may have interpreted the procedures for including a shareholder's recommendation incorrectly I hope you will provide me with proper guidance.

Sincerely,

Donald L. Phillips

Donald L. Phillips
1566 Park Terrace West
Atlantic Beach, FL 32233
Phone: (904) 246-1986
E-Mail: papadonp@wans.net

Shareholder Donald L. Phillips, 1566 Park Terrace West, Atlantic Beach, FL 32233, requests the following item be considered in the next annual meeting of shareholders:

Resolved the Shareholders request the Board of Directors require the Audit Committee to include as an integral part of their committee report and recommendation the number of consecutive years of audit service to the company performed by the recommended firm. In the event the recommended audit firm has performed audit services to the company in excess of five consecutive years the Audit Committee shall include in their recommendation clear justification for the retention of the same audit firm for such an extended period.

Supporting Statement: This resolution is not meant to reflect criticism on the Audit Committee nor the integrity of the audit firm recommended by the committee. Basic business principles strongly recommend firms periodically take a fresh and independent review of their business systems via use of a different audit firm. Not only does this furnish the firm and it's Board of Directors with a fresh independent audit review and evaluation, but also, it provides additional reassurances to the shareholders that the business systems have been evaluated by more than one firm and continue to perform in an effective manner.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Loews Corporation
Incoming letter dated December 20, 2002

The proposal requests that the Board of Directors require the audit committee to include in its committee report and recommendation: (1) the number of consecutive years of service by the independent auditor and (2) if in excess of five consecutive years, a clear justification for the retention of the same audit firm for such extended period.

There appears to be some basis for your view that Loews may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., disclosure of the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Loews omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Alex Shukhman
Attorney-Advisor